INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way, Indianapolis, Indiana 46278
(317) 872-3000

January 10, 2007
VIA EDGAR

Ms. Barbara Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

    Re:    Interactive Intelligence, Inc.
          Registration Statement on Form S-3 filed October 19, 2006
          File No. 333-138085

          Form 10-K for the year ended December 31, 2005
          Form 10-Q for the quarter ended September 30, 2006
          Forms 8-K filed April 25, July 25 and October 23, 2006
          File No. 0-27385

Dear Ms. Jacobs:

On behalf of Interactive Intelligence, Inc. (the "Company"), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the "Commission"), this response to the Commission's comment letter dated December 18, 2006 relating to the Company's Registration Statement on Form S-3, Form 10-K and other Exchange Act filings.

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission's comment letter.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

Note 1 — The Company and Significant Accounting Policies

Revenue Recognition, page 41

1.
Comment: In your response to comment 3 of our letter dated November 2, 2006 you state that VSOE for the bundled year 1 PCS is determined based on renewal rates for year 2 PCS stated in the arrangements. Describe your historical experience of PCS renewals and whether actual renewals are accomplished at the rates stated in the arrangements.

Response: Our historical experience is that less than 10% of year 2 PCS is different than the renewal rates used for PCS deferral for the original arrangement. We believe that this history is supportive of the use of renewal rates to determine the VSOE of PCS.

Form 10-Q for the Quarter Ended September 30, 2006
Item 4. Controls and Procedures, page 22

2.
Comment: We note that due to the identification of a material weakness involving revenue recognition you concluded that your disclosure controls and procedures were not effective as of September 30, 2006. Tell us when the material weakness first began and how it was identified. Describe in greater detail the nature of the "contract review steps and recalculations" that contributed to the material weakness and tell us the specific steps taken to remediate the material weakness.

Response: The material weakness was associated with the closing of our third quarter 2006 revenue. Since the Company knew the earnings for that quarter would exceed expectations, we determined it would be appropriate to issue a pre-earnings release to communicate this material information to the public. We made an initial review of revenue recognized for the quarter to get the information for the pre-earnings release, but failed to follow up with our usual detailed analysis. As a result, some steps in the review process were missed. This rush through our processes resulted in several errors including inaccurate classification of contract types, misstated reseller status and formula errors.

Upon discovering these errors, we reviewed 100% of the contracts recognized in the third quarter of 2006. With the subsequent review and the correction of all the errors, we determined that there had been an understatement of revenues reported internally to management for the quarter. We believe that all errors were corrected before the financial statements were released in our earnings release issued on October 23, 2006.

To prevent this from occurring again, the Company is now reviewing all contracts in detail monthly and will not complete its quarterly close until 100% of the contracts have had a detailed review.

Forms 8-K filed on April 25, July 25 and October 23, 2006

3.  Comment: We have reviewed your response to comment 5 of our letter dated November 2, 2006 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented. Consequently, we believe it should be removed.

Response: Upon further consideration, and in response to the Commission's comments, in all future Form 8-K filings under Item 2.02 of Form 8-K and all future press releases announcing material financial information, we will discontinue using this columnar format for reconciling reported non-GAAP measures to GAAP measures. In lieu thereof, to the extent non-GAAP financial measures are presented, we will include only individual non-GAAP measures accompanied by a separate reconciliation to the most directly comparable GAAP measure for each non-GAAP measure used.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412, or our outside counsel, Christine Long, at (317) 569-4879.

Very truly yours,

/s/ Stephen R. Head
Stephen R. Head

Enclosures

cc: Tamara Tangen
  Daniel Lee